SEC 14045739 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zimbalist Smith Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

547 SW 13th Street
(No. and Street)

Bend	OR	97702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Zimbalist Smith (541) 330-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrigan Price Fronk & Co. LLP
(Name – *if individual, state last, first, middle name*)

975 SW Colorado Ave, Ste 200	Bend	OR	97702
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2014
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/4/14

OATH OR AFFIRMATION

I, Linda Zimbalist Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zimbalist Smith Investments, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Zimbalist Smith
Signature

member/owner
Title

Angela G. Brown
Notary Public

OFFICIAL SEAL
ANGELA G BROWN
NOTARY PUBLIC-OREGON
COMMISSION NO. 474532
MY COMMISSION EXPIRES JANUARY 06, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIMBALIST SMITH INVESTMENTS, LLC

547 SW 13TH STREET, SUITE 201

BEND, OREGON 97702

MEMBER FINRA & SIPC

February 25, 2014

FEB 2 7 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear SEC,

Please find enclosed two copies of the signed certified audit for Zimbalist Smith Investments, LLC for the year ending December 31, 2013.

CRD # 13053
SEC# 8-28971

This should comply with our filing requirements. Please let me know if you have any questions.

Thanks,

Linda Zimbalist Smith

Linda Zimbalist Smith, Member/Owner

Zimbalist Smith Investments LLC

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2013

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2013

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2013

Page

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA
Kara L. Pardue, CPA
Karen C. Anderson, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Zimbalist Smith Investments, LLC

We have audited the accompanying financial statements of Zimbalist Smith Investments, LLC (the Company), which comprise the statement of financial condition, as of December 31, 2013, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the fair presentation of theses financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but no for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Harrigan Price Fronk & Co. LLP

Harrigan Price Fronk & Co LLP

February 20, 2014

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	9,121
Deposit with clearing organization		50,497
Receivable from clearing organization		16,808
Prepaid expenses		2,652
Furniture and equipment, net of accumulated depreciation of $3,424		1,407
TOTAL ASSETS	$	80,485

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	1,500
MEMBERS' EQUITY		78,985
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	80,485

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

REVENUES	
Trading commissions	$ 229,869
Real estate commissions	15,355
Other income	1,220
	246,444
EXPENSES	
Clearance fees	45,118
Commissions	1,190
Auto expense	1,488
Depreciation	1,084
Gifts	636
Health insurance	13,656
Insurance	508
Life insurance	4,788
Miscellaneous	252
Maintenance	1,774
Office supplies and expense	3,696
Professional services	6,700
Rent	5,400
Regulatory and other fees	3,937
Subscriptions	9,034
Telephone	4,673
Travel and entertainment	10,019
	113,953
OPERATING INCOME	132,491
OTHER INCOME (EXPENSE)	
Interest and dividends	6
Loss on disposal of equipment	(96)
	(90)
NET INCOME	$ 132,401

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 132,401
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,084
Loss on disposal of equipment	96
Changes in current assets and liabilities	
Receivable from clearing organization	(11,755)
Prepaid expenses	2,905
Accounts payable and accrued expenses	310
NET CASH PROVIDED BY OPERATING ACTIVITIES	125,041
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(130,525)
Acquisition of fixed assets	(577)
NET CASH USED IN FINANCING ACTIVITIES	(131,102)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,061)
CASH AND CASH EQUIVALENTS - Beginning of year	65,679
CASH AND CASH EQUIVALENTS - End of year	$ 59,618

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

		Members' Capital
BALANCE - January 1, 2013	$	77,109
Net Income		132,401
Distributions		(130,525)
BALANCE - December 31, 2013	$	78,985

See notes to financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment advisor with the Securities and Exchange Commission (SEC). It is also a member of the Financial Industry Regulatory Authority (FINRA) formerly known as the National Association of Securities Dealers (NASD). The Company is also licensed to broker real estate.

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentional wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS – CONTINUED

The Company did not pay any interest or income taxes during 2013.

NOTE 3 -- DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Northeast Securities, Inc., in the amount of $50,497 at December 31, 2013. This balance is included in cash and cash equivalents for the purpose of reporting cash flows.

The Company has a sub-clearance agreement with Northeast Securities, Inc., to act as the securities clearing agent on a fully disclosed basis through JP Morgan. JP Morgan maintains the majority of the customer accounts of the Company. The Company is the broker of record for a few select accounts not managed by JP Morgan that make up a small percentage of total commissions.

Part of this agreement requires the Company to maintain in their deposit account cash or securities having a market value of $50,000. The Company was in compliance with the balance requirements under the Northeast Securities, Inc., agreement at December 31, 2013.

NOTE 4 -- NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (SEC15c3-1) under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2013, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $68,521 and .02 to 1, respectively.

NOTE 5 -- CONCENTRATIONS OF CREDIT RISK

The Company receives the majority of its commissions through Northeast Securities, Inc. Accounts receivable from Northeast Securities, Inc., totaled $16,808 at December 31, 2013. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Northeast Securities, Inc., (Note 3).

NOTE 6 – INCOME TAXES

The Company is taxed as a partnership under the provisions of Subchapter K of the Internal Revenue Code. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the members are liable for individual income taxes on their respective shares of income.

Regarding uncertain tax positions, the Company will recognize in its financial statements the benefit of a tax position when it believes that tax position will more likely than not be sustained on audit based on the technical merits of the position. For an organization taxed as a partnership, uncertain tax positions could include its status as a pass-through entity in certain taxing jurisdictions. The Company has concluded that it had no unrecognized income tax benefits at December 31, 2012, or December 31, 2013, and it has no tax positions for which it estimates a significant change over the next 12 months.

The Company is subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. With few exceptions, the Company is no longer subject to examination by major taxing authorities for years before 2010.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

The Company may be subject to claims arising out of the conduct of its business. Currently, management is not aware of any pending or threatening litigations, unasserted claims or assessments that would have a material adverse effect on our financial position and results of our operations.

NOTE 8 -- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENTS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

MEMBERS' CAPITAL	$	78,985
DEDUCTION		
Non-allowable assets		
Prepaid expenses		2,652
Furniture and equipment, net		1,407
Money market funds		1,017
		5,076
NET CAPITAL	$	73,909
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	1,500
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	68,909
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.02 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$	48,909
Ownership equity not allowable for net capital		25,000
Net capital, as reported above	$	73,909

ZIMBALIST SMITH INVESTMENTS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA
Kara L. Pardue, CPA
Karen C. Anderson, CFA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members
Zimbalist Smith Investments, LLC

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures that are appropriate for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies, and therefore, material weaknesses or significant deficiencies may exist that were not identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, as discussed below, we identified certain deficiencies in internal control that we consider to be material weaknesses and others we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

We consider the following deficiency in the Company's internal control to be a material weakness:

> Management has the responsibility for ensuring that the Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) including adequate disclosures and proper application of new accounting standards. Management currently relies on the auditor to determine proper GAAP treatment and presentation of financial information for external financial reporting. Adequate internal control over financial reporting, however, requires that management meet this responsibility through individuals within the Company or, where appropriate, other consultants, excluding its independent auditor. As the auditor, we may provide technical assistance to aid management in the proper application of GAAP but it must make its own informed decisions about how and when accounting principles apply to the Company and how they should be presented on the Company's financial statements. The Company personnel or consultant responsible for ensuring proper financial reporting should have an appropriate level of accounting experience, adequate training and access to the necessary technical resources. This weakness increases

the risk that account balances could be materially misstated or that material events or material transactions may not be presented and disclosed in accordance with GAAP in the Company's financial statements. We recommend that the Company consider its options for improving or outsourcing its expertise in GAAP and financial reporting and weigh the related costs with the benefits that could be derived from correcting this matter. We understand that management has determined that the costs outweigh the benefits at this time.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We consider the following deficiency in the Company's internal control to be a significant deficiency:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. This deficiency increases the risk of fraud, management override of controls or errors which could affect the Company's financial statements.

These deficiencies were considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2013 financial statements and this report does not affect our report on these financial statements dated February 20, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk + Co. LLP

Harrigan Price & Fronk & Co. LLP
February 20, 2014